UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Dr. Kelvin Okamoto
President and Chief Executive Officer
Gen3Bio, Inc.
4000 W. 106th Street, Suite 125
Carmel, Indiana 46032

Re: Gen3Bio, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 23, 2015
File No. 333-199963

Dear Dr. Okamoto:

We have reviewed your registration statement and have the following comment.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

1. We note that the report date referenced in the consent does not match the date of the report of your independent registered public accountants. Please revise your registration statement as appropriate.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
Lance Brunson, Esq.